COMPANY AGREEMENT

OF

Appalachian Soccer Group LLC

a North Carolina Limited Liability Company

September 1, 2020

THE MEMBERSHIP INTERESTS REPRESENTED BY THIS AGREEMENT HAVE NOT BEEN REGISTERED UNDER ANY SECURITIES LAWS AND MAY NOT BE SOLD, PLEDGED OR OTHERWISE TRANSFERRED ABSENT SUCH REGISTRATION OR AN EXEMPTION THEREFROM. THE TRANSFER OF MEMBERSHIP INTERESTS IS FURTHER RESTRICTED BY ARTICLE X OF THIS AGREEMENT.

TABLE OF CONTENTS

COMPANY AGREEMENT
OF
Appalachian Soccer Group LLC

This agreement (the "Agreement") is entered into effective as of September 1, 2020 (the "Effective Date"), by the persons identified on the signature page hereof.

RECITALS

A. The Company was formed pursuant to a Certificate of Formation filed with the Secretary of State of the State of North Carolina effective as of September 1, 2020.

B. The parties desire to provide for the regulation and management of the affairs of the Company according to this Agreement and the Code.

NOW, THEREFORE, the parties agree as follows:

DEFINITIONS

Defined Terms. The following definitions, and the definitions set forth in Appendix A to this Agreement, apply to the terms used in this Agreement for all purposes.

"Additional Capital Contribution" means the sum of cash and the Fair Value of any property contributed to the Company with respect to a Membership Interest as permitted under this Agreement, as reflected on Exhibit A, but does not include an Initial Capital Contribution.

"Additional Member" means a person who acquires a Membership Interest from the Company in exchange for a Capital Contribution and is admitted to the Company as a Member pursuant to Section 11.2 after the Effective Date.

"Affiliate" means a person who directly or indirectly controls, is controlled by, or is under common control with the person in question.

"Agreement" means this Agreement, as it may be amended, supplemented, or restated from time to time.

"Assignee" means a person to whom a Membership Interest has been transferred by a Member or Assignee in a Permitted Transfer, or in a Prohibited Transfer that the Company is required by law to recognize, but who has not become a Member.

"Capital Account" has the meaning set forth in Section A.3 of Appendix A.

"Capital Contribution" means the sum of the Initial Capital Contribution and Additional Capital Contributions, if any, with respect to a Membership Interest.

"Certificate of Formation" means the certificate of formation filed with respect to the Company as provided in Section 2.1, and is commonly referred to as the "Articles of Organization", as such certificate may be corrected, amended, or restated.

"Certificate of Membership Interest" means a certificate representing each Member's Membership Interest in a form approved by the Manager.

"Code" means the North Carolina Limited Liability Company Act.

"Company" means the limited liability company formed pursuant to the Certificate of Formation.

"Control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through ownership of voting securities, by contract, or otherwise.

"Damages" means any expense or loss (including any court costs, judgment or settlement payment, penalty, fine, tax, and reasonable attorney's fees or other dispute resolution costs) paid or incurred in connection with or as a consequence of any Proceeding, net of any insurance or other recoveries received by the Indemnified Party with respect to the foregoing.

"Distributable Cash" means the cash and cash equivalents held by the Company (determined in accordance with its accounting policies for reporting cash flows), less any amount of such cash that the Manager determines should be retained for the reasonable current and future needs of the Company business.

"Effective Date" means the effective date of this Agreement as set forth in the introduction paragraph hereto.

"Fair Value" means, with respect to an asset, its Fair Value determined according to Article XIV.

"Formation Date" means the effective date of the original Certificate of Formation of the Company.

"Indemnified Person" means (a) a Member or Assignee; (b) a Manager, (c) a Liquidator (if any); (d) any Affiliate of the Company, a Member or Assignee, a Manager, or a Liquidator; and (e) any governing person, officer, employee, agent, or owner of the Company, a Member or Assignee, a Manager, a Liquidator, or any Affiliate of any of the foregoing. A person is an Indemnified Person whether or not such person has the status required to be an Indemnified Person at the time any Proceeding is made or maintained as described in Article VI or at the time any amendment to this Agreement is proposed under Section 16.1, provided such person had the status required to be an Indemnified Person at the time of the relevant actions referenced in the Proceeding.

"Legal Rate" means the rate specified in North Carolina General Statute § 24-1.

"Initial Capital Contribution" means the sum of any cash and the Fair Value of any property contributed to the Company by a Member with respect to a Membership Interest in connection with the original issuance of the Membership Interest by the Company as set forth on Exhibit A.

"I.R.C." means the Internal Revenue Code of 1986.

"Liquidator" is defined in Section 14.2(b).

"Majority-in-Interest" means one or more Members owning more than 50% of the Percentage Interests owned by all Members entitled to vote on the particular issue.

"Manager" means the person designated as manager of the Company in the Certificate of Formation, as such may be corrected, amended, or restated, any person who becomes a replacement Manager hereunder and the Members when they are acting pursuant to Section 5.7(e), in each case in such person's capacity as Manager and for the period that such person has such capacity.

"Mandatory Distribution" means any distribution that a Member is entitled to receive and as to which the Member has attained the status of a creditor under the Code.

"Member" means any person identified as a member on Exhibit A, and any other person who becomes a member of the Company pursuant to this Agreement, who has not ceased to be a Member. "Members" means all persons that are Members, collectively.

"Membership Interest" means a Member's or Assignee's economic interest in the Company. The term includes the Member's or Assignee's right to receive allocations of profits and losses and distributions as described in Article IV, and other rights and obligations under this Agreement or the Code of an Assignee who has not been admitted as a Member, but does not include any right to participate in management or any other right reserved under this Agreement or the Code exclusively to a Member.

"Percentage Interest" means, as to any Member or Assignee, the percentage interest set forth on Exhibit A.

"Permitted Transfer" means any transfer of a Membership Interest that is described in Section 10.2.

"Proceeding" means (a) any threatened, pending, or completed action or other proceeding, whether civil, criminal, administrative, arbitrative, or investigative; (b) an appeal of any such proceeding; and (c) an inquiry or investigation that could lead to any such proceeding.

"Prohibited Transfer" means any transfer of a Membership Interest that is not a Permitted Transfer.

"Substituted Member" means a person who is admitted as a Member pursuant to Section 11.1 with respect to the transfer of an existing Membership Interest.

Usage. In this Agreement, unless a clear contrary intention appears:

(a) the singular number includes the plural number and vice versa;

(b) reference to any person includes such person's successors and assigns but, if applicable, only if such successors and assigns are not prohibited by this Agreement, and reference to a person in a particular capacity excludes such person in any other capacity or individually;

(c) reference to any gender includes the other gender and the neuter, and reference to the neuter includes the genders;

(d) reference to any agreement or other document means such agreement or other document as amended or modified and in effect from time to time;

(e) reference to any statute, regulation, or other legal requirement means such legal requirement as amended, modified, codified, replaced, or reenacted, in whole or in part, and in effect from time to time, including rules and regulations promulgated thereunder, and reference to any section or other provision of any legal requirement means that provision of such legal requirement from time to time in effect and constituting the substantive amendment, modification, codification, replacement, or reenactment of such section or other provision;

(f) "hereunder," "hereof," "hereto," and words of similar import refer to this Agreement as a whole and not to any particular Article, Section, or other provision hereof;

(g) "including" (and with correlative meaning, "include") means including without limiting the generality of any description preceding such term;

(h) "or" is used in the inclusive sense of "and/or";

(i) with respect to the determination of any period of time, "from" means "from and including" and "to" means "to but excluding"; and

(j) references to agreements or other documents refer as well to all addenda, exhibits, schedules, or amendments thereto.

ORGANIZATIONAL MATTERS

Formation. The Company was formed pursuant to the Certificate of Formation of the Company filed with the North Carolina Secretary of State effective as of the Formation Date.

Name. The Company's name is as set forth in the Certification of Formation. The Manager may change the Company name at any time without the approval of any Member by filing a Certificate of Amendment. The Manager shall provide notice of the change to all Members. The Company's business may be conducted under its name and/or any other name or names deemed advisable by the Manager. The Manager shall cause to be executed and filed of record all assumed or fictitious name certificates required by law.

(a) Registered Office and Agent; Principal Office. The street address of the initial registered office of the Company in North Carolina and the name of the initial registered agent of the Company are as set forth in the Certificate of Formation. The Manager may change the Company's registered office or registered agent at any time by filing a Change of Registered Agent and/or Registered Office as provided in the Code. The Manager shall provide notice of the change to all Members.

(b) The address of the principal office of the Company in the United States where records are to be kept or made available under the Code shall be as determined by the Manager. The Manager may change the Company's principal office in the United States at any time upon notice to the Members. The Company shall keep at its registered office and make available to a Member on reasonable request the street address of the Company's principal office in the United States.

Term. The Company will exist perpetually and will continue until terminated in accordance with Article XIV.

Purposes. The purposes of the Company are to engage in any activities that are permitted under applicable laws.

Powers. Subject to any limitations in this Agreement, the Company may exercise the power to do any and all acts reasonably related to its purposes.

.9. Company Property

(a) All Company property shall be owned in the name of the Company and not in the name of any Member. No Member or Assignee will have any interest in such Company property solely by reason of the Member's status as a Member.

(b) The Manager shall deposit or invest all funds of the Company in an account or accounts in the name of the Company. No funds other than the funds of the Company may be deposited therein. The funds in such accounts shall be used exclusively for the business of the Company (including distributions to the Members) and may be withdrawn only by the Manger or persons approved by the Manager.

Consent to Admission of Members. Each person executing this Agreement consents to the admission as members in the Company all of the other persons who are Members as of the date such person executes this Agreement.

Status of Manager and Members. Except as otherwise provided by this Agreement, the Manager has the status, rights, and obligations of a manager in a limited liability company as set forth in the Code, and each Member has the status, rights, and obligations of a member in a limited liability company as set forth in the Code.

Certificates of Membership Interests. Each Member's Membership Interest may be represented by a Certificate of Membership Interest. Each Certificate of Membership Interest shall be numbered and registered in the records of the Company as they are issued, and shall be signed by the Manager. The holder of any Certificate of Membership Interest shall promptly notify the Company of any loss or destruction of the certificate, and the Manager shall cause a replacement certificate to be issued to the holder upon receipt of satisfactory evidence of the loss, destruction, or mutilation or the certificate and satisfaction of other reasonable conditions.

No State Law Partnership. The Members intend that the Company is not a partnership or joint venture, and that no Manager or Member is a partner or a joint venturer of any other Manager or Member for any purposes other than income tax purposes. No provision of this Agreement may be construed to suggest otherwise.

CAPITAL CONTRIBUTIONS; CAPITAL ACCOUNTS

Initial Capital Contributions. Each Member's Initial Capital Contribution is set forth on Exhibit A.

Additional Capital Contributions. A Member may not be required to make Additional Capital Contributions to the Company. No Member has the right or is permitted to make Additional Capital Contributions unless (a) the Manager and a Majority-in-Interest approves such Additional Capital Contribution after notice to all Members of (i) the amount of the Additional Capital Contribution to be made, (ii) the effect of the Additional Capital Contribution on each Member's Percentage Interest, and (iii) other material information relevant to the proposed Additional Capital Contribution, and (b) all other Members are afforded an opportunity to participate in the Additional Capital Contribution according to their relative Percentage Interests, or otherwise waive such right. The Manager shall have the right to amend Exhibit A when and as required to reflect any Additional Capital Contributions and the Members' Percentage Interests after taking such contributions into account.

Capital Accounts. The Company shall establish a separate Capital Account for each Member and Assignee. The Capital Accounts shall be maintained according to the provisions of Appendix A.

No Right to Return of or Interest on Capital Account. No Member may demand or receive the return of his Capital Contribution or any portion of its Capital Account, except as provided in this Agreement and the Code. The Manager does not have any personal liability for the repayment of any Capital Contributions of any Member. No interest will accrue or be paid with respect to the Capital Contributions or Capital Account of any Member.

(a) Member Loans. The Company may borrow money from one or more Members to the extent the Manager deems appropriate to the conduct of the Company business on terms that comply with the requirements of Section 5.6(c) (relating to related party transactions). The amount of any loan made to the Company by a Member will not constitute a Capital Contribution or otherwise affect such Member's Capital Account or Membership Interest.

ALLOCATIONS AND DISTRIBUTIONS

Allocation of Profit or Loss. Company profits and losses shall be allocated among the Members and Assignees in accordance with the provisions of Appendix A. The Members are aware of the income tax consequences of the allocations made by Appendix A, and agree to be bound by the provisions of Appendix A in reporting their shares of Company income and loss for income tax purposes.

.20. Distributions of Distributable Cash

(a) Except as otherwise provided in Section 4.3 (relating to withholding), Section 4.4 (relating to limitations on distributions), or Section 14.4 (relating to liquidating distributions), any Distributable Cash shall be distributed not later than the 30th day after the end of each fiscal quarter to the Members and Assignees according to their Percentage Interests. The Manager may provide for a record date with respect to distributions.

(b) To the extent it may lawfully do so, the Company shall make distributions to Members and Assignees in accordance with Section 4.2(a) and Section 14.4(a)(iii) at such times and in such amounts as the Manager determines is sufficient to enable the Members and Assignees to make payments of tax due (including any applicable and interest and penalties) with respect to their allocable shares of the Company's taxable income. Unless the Manager determines otherwise, the taxes due for each Member and Assignee shall be calculated by assuming that the Member or Assignee is an individual taxed at the highest tax rate applicable to the type of income involved.

Withholding. The Company shall withhold from distributions, or pay on behalf of a Member or Assignee, all amounts that the Manager determines the Company is required to withhold or pay on behalf of such person (including federal and state income tax withholding). All amounts so withheld from distributions are deemed to have been distributed to the person otherwise entitled to receive the amount so withheld. To the extent an amount is paid by the Company on behalf of a Member or Assignee but not withheld from a distribution, the amount paid constitutes a loan to such Member or Assignee. Such loan bears interest at the Legal Rate and is repayable on demand or, at the election of the Manager, is repayable out of distributions to which such Member or Assignee would otherwise be entitled.

.22. Limitation on Distributions

(a) The Company may not make a distribution to a Member or Assignee if it would render the Company insolvent, determined in accordance with the Code. A Member or Assignee who receives a distribution in violation of the Code is not required to return the distribution except as required in the Code.

(b) The Members shall look solely to the assets of the Company for any distributions, including liquidating distributions. If the assets of the Company remaining after the payment or discharge, or the provision for payment or discharge, of Company liabilities are insufficient to make any distributions, no Member has any recourse against the separate assets of any other Member.

No Right to Partition or Distributions in Kind. No Member has any right, and waives any right that it might otherwise have, to cause any Company property to be partitioned and/or distributed in kind. Except as provided in Section 14.4(d) (relating to liquidating distributions), the Company may not make any distributions in kind.

Recovery of Erroneous Distributions. If the Company has, pursuant to any clear and manifest accounting or similar error, distributed to any Member an amount in excess of the amount to which the Member is entitled pursuant to this Agreement, the Member shall reimburse the Company to the extent of such excess, without interest, within 30 days after demand by the Company.

MANAGEMENT

.25. Management and Control of Company Business

(a) Subject to the limitations set forth in this Agreement, the Manager has exclusive authority to manage and conduct the Company's business. The Manager shall do all things appropriate to carry out the Company's purpose. Except as otherwise provided in this Agreement, all actions that the Manager may take and all determinations that the Manager may make pursuant to this Agreement may be taken and made in the absolute discretion of the Manager. There shall be only one Manager of the Company.

(b) The Members may not take part in the management or control of the Company business or bind the Company in their capacity as Members. A Member may have the status of Manager or governing person of a Manager or the Company, and may possess and exercise the powers and authority associated with that status.

.26. Delegation of Authority

(a) The Manager may cause the Company to hire employees and agents, and may delegate to such persons any of its authority hereunder as it deems appropriate for the conduct of the Company's business.

(b) The Manager may establish offices and appoint officers of the Company as the Manager deems appropriate. The officers may be appointed for such terms and may exercise such powers and authority and perform such duties as determined by the Manager. An officer need not be a Member of the Company. Any two or more offices may be held by the same person. An officer may be removed, with or without cause, at any time by the Manager. Each officer will hold office until his successor is chosen and is qualified in his stead, or until his death, resignation, or removal from office. Any vacancy in an office because of death, resignation, removal, or otherwise may be filled by a person appointed by the Manager. An officer has the same fiduciary duties as the Manager as described in Section 5.6.

.27. Limitations on Manager Authority

(a) The Manager may not do any of the following acts without the approval of all Members:

(i) knowingly do any act in contravention of this Agreement or, when acting on behalf of the Company, engage in, or cause or permit the Company to engage in, any activity that is not consistent with the purposes of the Company;

(ii) except as otherwise provided in this Agreement, knowingly do any act that would make it impossible to carry on the Company business; or

(iii) cause the Company to (A) not be taxable as a partnership for federal income tax purposes, or (B) take a position inconsistent with such treatment.

(b) The Manager may not do any of the following acts without the approval of a Majority-in-Interest:

(i) cause the Company to (A) make a general assignment for the benefit of creditors, (B) file a voluntary bankruptcy petition, or (C) seek an order for relief or declaration of insolvency in a federal or state bankruptcy or insolvency proceeding;

(ii) file a pleading for the Company admitting to, or failing to contest, the material allegations of a petition filed by any other person seeking for the Company a proceeding of the type described by subparagraph (b)(i);

(iii) except as provided in Article XIV, seek, consent to, or acquiesce in the appointment of a trustee, receiver, or liquidator of the Company or of all or a substantial part of the Company's properties;

(iv) cause the Company to issue any Membership Interest or admit any Member other than pursuant to Section 2.8 or Article XI;

(v) cause the Company to acquire any Membership Interest other than pursuant to Section 12.3;

(vi) cause the Company to acquire any equity or debt securities of any Member or any Affiliate of a Member, or otherwise make loans to any Member or any Affiliate of a Member;

(vii) cause the Company to acquire from any person any equity or debt securities or assets of any corporation, limited liability company, partnership, association, business, or business division, whether by stock purchase, asset purchase, contribution, or other business combination (excluding investments and asset or equity acquisitions in the ordinary course of the Company's business);

(viii) cause the Company to participate in any merger, consolidation, transfer, continuance, or conversion of the Company with or into any other person;

(ix) cause the Company to participate in any reorganization in which Membership Interests are exchanged for or converted into cash, securities of any other person, or other property; or

(x) sell or otherwise dispose of all or substantially all of the Company property, except in connection with winding up the Company as permitted in this Agreement.

Reliance. Persons dealing with the Company may rely conclusively on the authority of the Manager as set forth in this Agreement. Every document executed by the Manager with respect to any business or property of the Company is conclusive evidence in favor of any person relying on the document that (a) at the time of the execution and delivery of the document this Agreement was effective, (b) the document was executed in accordance with this Agreement and is binding upon the Company, and (c) the Manager was authorized to execute and deliver the document on behalf of the Company.

Compensation and Expenses of Members and Manager. Members are not entitled to any salary, fee, or other remuneration (other than distributions with respect to the Member's Membership Interest) for providing property or services or other consideration to or for the benefit of the Company in their capacity as a Member. The Manager shall be entitled to periodic fees or remuneration as shall be agreed to by all of the Members, and is entitled to reimbursement from the Company for reasonable out-of-pocket expenses paid or incurred on behalf of the Company, including reasonable charges for services provided by employees of the Manager and overhead expenses. The Company shall pay all out-of-pocket costs incurred in organizing the Company. This Section 5.5 does not limit or enlarge the Manager's or a Member's rights to liability protection or indemnification under Article VI, and does not limit the Company's ability to enter into transactions with Members in their capacities other than as Members in accordance with Section 5.6(c).

.30. Standards of Manager and Member Conduct

(a) In General. The Manager shall manage and conduct the Company's business in good faith and in a manner the Manager reasonably believes to be in the Company's best interest. The Manager does not violate its obligations under this Section 5.6(a) or the Code unless the Manager engages in conduct described in Section 6.3(a) (relating to improper conduct).

(b) Outside Activities of Manager and Members. The Manager shall devote to the Company's affairs only such time and resources as the Manager deems necessary for the conduct and winding up of the Company business. The Manager and Members or its or their Assignees may engage in or have an interest in other business ventures of every nature and description, independently or with others, including the ownership and operation of businesses similar to or in competition with, directly or indirectly, the Company. Neither the Company nor any Member or Assignee has, solely as a result of such person's interest in the Company, any right to acquire any rights in or to any such other business venture or to the income or profits derived from any such other business venture. A Manager or Member or Assignee has no duty to disclose any such similar or competing business venture to the Company or any Member or Assignee, or to offer to the Company or any Member or Assignee any prior opportunity to acquire an interest in such other business venture.

(c) Related Party Transactions. Except as otherwise provided in this Agreement, the Manager, when acting on behalf of the Company, may purchase property from, sell property to, or otherwise deal with any Manager, Member, or Assignee, acting on its own behalf, or any Affiliate of any Manager, Member, or Assignee, but any such transaction shall be on terms that are no less favorable to the Company than if the transaction had been entered into with an independent third party. No provision of this Agreement requires disclosure of any transaction to, and approval of the transaction by, any disinterested governing persons of the Company or the Members as provided in the Code.

.31. Resignation, Removal, and Replacement of Manager

(a) Resignation. The Manager may resign as manager of the Company only upon notice to all Members. If there is no resignation date specified in the notice, or if the specified date is earlier than 90 days following the date the notice is given to Members ("notice date"), the Manager's resignation is effective on the 90th day following the notice date. If the specified resignation date is later than 180 days after the notice date, the Manager's resignation is effective on the 180th day following the notice date. A Manager is deemed to have resigned as manager of the Company upon the following events:

(i) any event specified in the Code (relating to bankruptcy or insolvency proceedings with respect to a general partner), applied as if the Manager were a general partner;

(ii) if the Manager is an individual, the Manager's death, the appointment of a guardian or general conservator for the Manager, or a judicial determination that the Manager is incapable of performing the Manager's duties under the Agreement; or

(iii) if the Manager is an entity, the termination of the Manager's existence or suspension of the Manager's right to do business.

(b) Removal for Cause. The Manager may be removed as manager of the Company upon the affirmative vote of a Majority-in-Interest if there is cause for removal as specified in Section 5.7(c) and the Company has received a written opinion of counsel that:

(i) cause for removal as specified in Section 5.7(c) exists; and

(ii) the removal of the Manager is not prohibited under any loan agreements, contracts, or other applicable legal requirements.

(c) Definition of Cause. Cause for removal exists only if one or more of the following conditions has occurred:

(i) there has been a change in Control of the Manager;

(ii) the Manager has engaged in wrongful conduct described in Section 6.3(a) that adversely and materially affected the Company business or the Members;

(iii) except as permitted by this Agreement, the Manager has engaged in conduct relating to the Company business that has made it not reasonably practicable to carry on the Company business with the Manager;

(iv) the Manager or an Affiliate of the Manager has been convicted of a felony; or

(v) a final judgment of a court of competent jurisdiction has been entered that the Manager's removal is necessary to comply with any requirements, conditions, or guidelines contained in any opinion, directive, order, ruling, or regulation of any federal or state agency or judicial authority or contained in any federal or state statute.

(d) Status of Former Manager. A Manager who has resigned in violation of this Agreement or who has been removed has the status of an Assignee with respect to any Membership Interest held by the former Manager.

(e) Interim Management. During the period that the Members may elect a replacement Manager as provided in Section 5.7(f), and prior to such election (or an election to wind up the Company), the Members may, by vote of a Majority-in-Interest, appoint an interim manager having authority to manage and conduct the Company's business as the Manager as provided herein. If an interim Manager is not appointed, the authority to manage and conduct the Company's business is vested in the Members who may act by vote of a Majority-in-Interest, and who may by vote of a Majority-in-Interest to appoint a committee of one or more persons to exercise the authority of the Manager until such time as a replacement Manager is elected or the Company commences winding up. The Members shall file any required amendments to this Agreement or the Certificate of Formation to reflect the resignation or removal of the former Manager and the appointment of the interim Manager or the conversion of the Company to a member-managed limited liability company, and all Members approve any such amendments.

(f) Election of Replacement Manager. If the Manager resigns or is removed as the manager of the Company, within 90 days following such resignation or removal a Majority-in-Interest may elect a replacement Manager of the Company effective as of the date of the former Manager's resignation or removal. The replacement Manager shall file any required amendments to this Agreement to reflect the resignation or removal of the former Manager and the election of the replacement Manager. If the Members fail to elect a replacement Manager within 90 days following the resignation or removal of the former Manager, the Company shall be wound-up according to Article XIII.

LIABILITY AND INDEMNIFICATION

Limitation of Liability. No Member or Manager is liable for any debts, obligations, or liabilities of the Company. Subject to Section 6.3, an Indemnified Person is not liable to the Company or any other Indemnified Person for any Damages arising from any Proceeding relating to the conduct of the Company's business or relating to any act or omission by the Indemnified Person, including any act or omission

constituting negligence, within the scope of the Indemnified Person's authority in the course of the Company's business, or for any misconduct or negligence on the part of any other person who is an employee or agent of the Company.

Indemnification by Company. To the fullest extent permitted by applicable law and subject to Section 6.3, the Company indemnifies and holds harmless each Indemnified Person from and against any Damages arising from any Proceeding relating to the conduct of the Company's business or to any act or omission by such Indemnified Person, including any act or omission constituting negligence, within the scope of the Indemnified Person's authority in the course of the Company's business or for any misconduct or negligence on the part of any other person that is an employee or agent of the Company. An Indemnified Person's expenses paid or incurred in defending itself against any Proceeding shall be reimbursed as paid or incurred. The right to indemnification conferred in this Article is not exclusive of any other right that any person may have or hereafter acquire under any statute, agreement, vote of Members, or otherwise.

.34. Conduct Not Protected

(a) This Article VI does not operate to limit liability or to indemnify a person to the extent the person is found liable pursuant to a final judgment of a court of competent jurisdiction for:

(i) an act or omission that involves gross negligence, intentional misconduct, or a knowing violation of law;

(ii) a transfer or attempted transfer of all or a portion of a Membership Interest in a Prohibited Transfer, a Manager's resignation in violation of Section 5.7(a), or a Member ceasing to be a Member in violation of Section 12.1(a);

(iii) a willful material breach of this Agreement or any other agreement relating to the Company's business; or

(iv) an act or omission for which indemnification is prohibited by law.

(b) No provision of this Agreement requires the Company to pay or incur any amount for which indemnification is not permitted under this Article VI.

(c) Any payments made to or on behalf of a person who is later determined not to be entitled to such payments shall be repaid by the person to the Company. The Company may require, as a condition to the payment of any amounts pursuant to Section 6.2, that the Indemnified Person provide to the Company (i) a written affirmation by the Indemnified Person of the person's good faith belief that the person has met the standard of conduct necessary for indemnification under Section 6.2; and (ii) a written undertaking by or on behalf of the Indemnified Person to repay the amount paid or reimbursed if the person has not met that standard or if indemnification is otherwise prohibited by law.

Insurance. The Company may maintain insurance to protect any person against any expense, liability, or loss, whether or not the Company would have the power to indemnify such person against such expense, liability, or loss under the Code.

Survival. The indemnities provided for in this Agreement survive the transfer of an Indemnified Person's Membership Interest, the termination of the person's status as a Member or other status giving rise to classification as an Indemnified Person, and the termination of this Agreement and the Company.

BOOKS AND RECORDS; REPORTS

Maintenance of and Access to Books and Records. The Company shall maintain such books and records regarding the Company's business and properties as is reasonable, including all books and records required under the Code. Each Member shall have access thereto during ordinary business hours to the extent and under the conditions provided in the Code.

Fiscal Year. The Company shall adopt the calendar year as its fiscal year for financial and tax accounting purposes.

.39. Financial and Operating Reports

(a) Quarterly Report. As soon as practicable after the end of each of the first three quarters of each fiscal year, but in any event not later than 45 days after the end of each such quarter, the Manager shall deliver to each Member a quarterly report containing the following:

(i) a summary Company balance sheet as of the end of such quarter and summary Company statements of income, cash flows, and changes in Members' equity for such quarter and for the portion of the fiscal year through such date; and

(ii) a general description of the Company's activities during such quarter, including the result of any matter submitted to a vote of the Members, a description of the amount and circumstances of any indemnification payments paid or requested pursuant to Section 6.2, a description of any material insurance claims or recoveries during the fiscal quarter, and a description of any Proceedings involving the Company.

(b) Annual Report. As soon as practicable after the end of each fiscal year, but in any event not later than 90 days after the end of the fiscal year, the Manager shall deliver to each Member an annual report containing the following:

(i) a Company balance sheet as of the end of such fiscal year, and Company statements of income, cash flows, and changes in Members' equity for such fiscal year, each in reasonable detail; and

(ii) a statement of changes in the Member's Capital Account (showing the balance in the Member's Capital Account as of the beginning of the fiscal year, contributions or distributions during the year, allocations of profits and losses during the year, any other adjustments to the Capital Account balances during the year, and the balance in the Capital Account as of the end of the year).

.40. Tax Reports

(a) Not later than the date (including extensions) for filing the Company's tax return with the Internal Revenue Service (Form 1065), the Manager shall deliver to each person who was a Member or Assignee at any time during the period covered by the return all information necessary for the preparation of such person's United States federal income tax returns, including a Form 1065 Schedule K-1 (if applicable).

(b) Upon the written request of any Member or Assignee, the Manager shall deliver to such person information necessary for the preparation of any tax returns that must be filed by such person, including information necessary for estimating and paying estimated taxes.

Transmission of Communications. Each person who holds a Membership Interest on behalf of, or for the benefit of, another person or persons shall be responsible for conveying any report, notice, or other communication received concerning the Company's affairs to such other person or persons.

TAX MATTERS

Tax Classification. The Members intend that the Company be classified as a partnership for federal income tax purposes. The Manager shall take all actions reasonably necessary or appropriate to ensure the Company is so classified (including the filing of elections or tax returns). No Manager, officer, or Member shall take any action inconsistent with the classification of the Company as a partnership for federal income tax purposes.

Company Returns. The Manager shall cause the Company to file such tax returns as may be required by law.

.44. Tax Elections

(a) General. Except as otherwise provided in this Agreement, the Manager shall cause the Company to timely make or revoke all elections, and take all tax reporting positions, necessary or desirable for the Company as determined by the Manager. No election shall be made to have the Company excluded from the application of any provision of Subchapter K of the I.R.C. or any equivalent tax provision in any other tax jurisdiction.

(b) Safe Harbor Election for Compensatory Membership Interests. If Proposed Treasury Regulation 1.83-3(l) is adopted as a temporary or final regulation, the Company shall make the safe harbor election described in such regulations, and the Company and each Member (including any person to whom an interest in the Company is transferred in connection with the performance of services) shall comply with all requirements of the safe harbor with respect to all Membership Interests transferred in connection with the performance of services while the election remains effective. The Manager shall prepare, execute, and file any required documentation to cause the election to be effective. The Manager may terminate the safe harbor election at any time if it determines in good faith that it is in the best interests of the Company and the Members to do so.

Consistent Reporting. Each Member shall, on the Member's tax returns, treat each partnership item (as defined in I.R.C. Section 6231(a)(3)) in a manner consistent with the treatment of the item on the Company's return in all respects, including the amount, timing, and character of the item. No Member shall file a request for an administrative adjustment of partnership items under I.R.C. Section 6227(a) if such request would cause the Member's treatment of the item to be inconsistent with the treatment of the item on the Company's return.

(b) Tax Proceedings. The Manager shall be the Company's tax matters partner as defined in I.R.C. Section 6231, and shall take such actions as are required to be designated the tax matters partner under applicable Treasury Regulations. The tax matters partner shall represent the Company in connection with all examinations of the Company's tax returns by tax authorities, including administrative and judicial proceedings to contest any proposed adjustments. Subject to Section 8.5(c), the tax matters partner has the exclusive right to conduct Proceedings relating to Company taxes and to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any taxing authority. The tax matters partner shall keep the Members informed on a timely basis of all material developments with respect to any such Proceeding. Each Member shall cooperate with the tax matters partner and do or refrain from doing all things reasonably requested by the tax matters partner with respect to the conduct of any Company tax Proceeding. Each Member waives any right that such Member has to participate in administrative or judicial proceedings

relating to the determination of partnership items at the partnership level under I.R.C. Section 6224 or similar provisions in other tax jurisdictions where such proceedings are being prosecuted by the tax matters partner. The Manager may exercise the power of attorney granted in Section 16.12 to execute and file any statements or forms with the Internal Revenue Service or other tax authorities to effect such waiver.

(c) The tax matters partner may not bind any other Member to a settlement agreement relating to taxes without obtaining the written concurrence of such Member.

(d) Any deficiency for taxes imposed on a Member (including penalties, additions to tax or interest imposed with respect to such taxes) shall be paid by such Member and, if paid or required to be paid by the Company, is recoverable from such Member pursuant to Section 4.3 or by other legal means.

(e) This Section 8.5 and Section 8.6 shall survive the termination of the Company and the termination of any Member's interest in the Company and remain binding for a period of time necessary to resolve all tax matters with applicable taxing authorities.

Information and Documents to Company. Each Member shall timely provide to the Company all information and documents that such Member is required to provide by applicable tax requirements, and shall also provide to the Company upon request such additional information and documents as the Manager may reasonably request in connection with the Company's compliance with applicable tax requirements or filing of any permitted tax elections.

MEETINGS AND VOTING OF MEMBERS

.48. Meetings

(a) Meetings of the Members may be called at any time by the Manager or by one or more Members holding at least 20% of the Percentage Interest held by Members. Meetings shall be held at the Company's principal place of business or at such other reasonable place set forth in the notice of the meeting.

(b) Any action that may be taken at a Members' meeting may be taken without holding a meeting if Members having at least the minimum Percentage Interest that would be necessary to take the action at a meeting in which each Member entitled to vote on the action is present and votes, sign a written consent or consents stating the action taken.

(c) Except as otherwise provided in this Agreement, meeting notices and procedures, including procedures for obtaining written consents in lieu of a meeting, shall be in conformity with the Code. Sections relating to quorum and minimum voting requirements of the Code shall not apply to the extent such provisions are inconsistent with this Agreement. The Manager is solely responsible for convening and conducting meetings of the Members, conducting the solicitation of consents, determining the validity and effect of responses to any solicitation of consents, and determining other matters regarding meetings, voting, and consents.

(d) Notice of the results of any vote taken at a meeting, or the results of any solicitation of consents in lieu of a meeting, shall be given to the Members not later than with the delivery of the next following report of financial information given pursuant to Section 7.3.

Voting. A Member may vote at a meeting in person, or by a proxy executed in writing by the Member and received by the Manager prior to the time when the votes of Members are to be counted. The provisions of the Code pertaining to the validity and use of proxies by shareholders of a corporation govern the validity and use of proxies given by Members. Only Members of record on the date of the meeting (or

if the vote is conducted without a meeting then on the date of the notice soliciting the Member consents) may vote.

TRANSFER OF MEMBERSHIP INTERESTS

.50. Limitation on Transfers

(a) The term "transfer," when used in reference to a transfer of a Membership Interest, means an assignment (whether voluntarily, involuntarily, or by operation of law, and whether or not effective under this Agreement) of all or any portion of a Member's or Assignee's Membership Interest, or any interest therein, to another person, and includes a sale, assignment, conveyance, gift, exchange, or other disposition, a transfer by merger or other business combination, a transfer pursuant to bankruptcy, insolvency, incapacity, or death, and any pledge, hypothecation, or other encumbrance. A redemption of a Member's or Assignee's Membership Interest pursuant to Section 12.3 is not a transfer of the Membership Interest. A transfer does not include a transfer of a community property or other interest in a Membership Interest from a former spouse of a Member to the Member pursuant to the death of the former spouse or in connection with the termination of the marital relationship.

(b) No Member may transfer all or any portion of its Membership Interest unless the transfer is a Permitted Transfer. A transfer of a Membership Interest that is not a Permitted Transfer is a Prohibited Transfer.

(c) A change of Control of any Member constitutes a transfer of the Membership Interest held by such Member.

.51. Permitted Transfer of Membership Interest

(a) A transfer of a Membership Interest is a Permitted Transfer only if the transfer satisfies the conditions set forth in Section 10.3 and is described in one of more of the following paragraphs of this Section 10.2:

(i) the transfer is approved by the Manager;

(ii) if the Member is a corporation, the transfer is to a member of the Member's affiliated group (as defined in I.R.C. Section 1504(a));

(iii) if the Member is a trustee of one or more employee benefit plans, the transfer is to a co-trustee or a successor trustee to such plans; or

(iv) if the Member is an individual, the transfer is to the Member's estate, testamentary trust, or legal representative as a result of the Member's death or adjudication of incapacity in managing its person or affairs, or the transfer is to a member of the Member's family, directly or in trust.

(b) Upon a Permitted Transfer by a Member of all of its Membership Interest, the Member ceases to be a Member as of the effective date of the transfer determined according to Section 10.4.

(c) For purposes of Section 10.2(a)(iv), a Member's family means the Member's spouse (excluding a former spouse), children, grandchildren, parents, and grandparents. A person's legally adopted child is treated as his child.

Conditions to Permitted Transfers of Membership Interests. Without limiting the Manager's authority to withhold approval for the transfer of a Membership Interest, a transfer shall not be a Permitted Transfer unless the Manager determines that all of the following conditions are satisfied:

(a) The transfer complies with all applicable laws, including any applicable securities laws.

(b) The transfer will not cause the Company to be treated as other than a partnership for United States federal income tax purposes.

(c) The transfer will not cause the Company to be subject to regulation under the Investment Company Act of 1940.

(d) The transfer will not cause any assets of the Company to be deemed "plan assets" under the Employee Retirement Income Security Act of 1974.

(e) The transfer will not result in a termination of the Company under I.R.C. Section 708, unless the Manager determines that such termination will not have an adverse impact on the Members.

(f) The transfer will not cause the application of the tax-exempt use property rules of I.R.C. Sections 168(g)(1)(B) and 168(h) to the Company or its Members, unless the Manager determines that such rules will not have an adverse impact on the Members.

(g) The transferor and transferee have delivered to the Company any documents that the Manager requests to confirm that the transfer satisfies the requirements of this Agreement, to give effect to the transfer, and to confirm the transferee's agreement to be bound by this Agreement as an Assignee.

(h) If requested by the Manager, the Company has received a transfer fee in an amount determined by the Manager to be sufficient to reimburse the Company for the estimated expenses likely to be incurred by the Company in connection with such transfer.

.53. Effective Date; Distributions

(a) A Permitted Transfer of a Membership Interest is effective as of the first day of the calendar month following the calendar month during which the Manager receives notice of such transfer (in such form and manner as the Manager may require) unless the Manager determines that the transfer should be effective as of an earlier or later date (for example, on any date the transfer is effective as a matter of state law, or where the notice of transfer specifies that the transfer is to be effective on a future date).

(b) Distributions with respect to a transferred Membership Interest that are made before the effective date of the Permitted Transfer shall be paid to the transferor, and distributions made after such date shall be paid to the Assignee.

(c) Effective as of the effective date of a Permitted Transfer of a Membership Interest, the Manager shall amend Exhibit A to reflect the reduction in the transferor's Percentage Interest and to reflect the Assignee's Percentage Interest.

(d) Neither the Company nor the Manager has any liability for making allocations and distributions to the Members determined in accordance with this Section 10.4, whether or not the Manager or the Company has knowledge of any transfer of any Membership Interest.

Transferor's Obligations. The transferor of a Membership Interest who ceases to be a Member continues to be obligated with respect to its Membership Interest or its status as a former Member as provided in the Code and applicable law.

Assignee's Rights and Obligations. Unless an Assignee becomes a Member pursuant to Article XI, such Assignee shall not be entitled to any of the rights granted to a Member, other than the rights to receive allocations of profits and losses and distributions as if such Assignee were a Member, to transfer the Assignee's Membership Interest (subject to the conditions of this Article X), and to receive reports and information as specified in Article VII. An Assignee of a Membership Interest shall succeed to the Capital Contribution of the transferor to the extent of the Membership Interest transferred. An Assignee is bound by this Agreement irrespective of whether the Assignee has signed or otherwise adopted this Agreement. An Assignee's Membership Interest may be redeemed at the option of the Manager as provided in Section 12.3.

.56. Effect and Consequences of Prohibited Transfer

(a) Except as otherwise required by law, the Company and the Manager shall treat a Prohibited Transfer as void and shall recognize the transferor as continuing to be the owner of the Membership Interest purported to be transferred. If the Company is required by law to recognize a Prohibited Transfer, the transferee shall be treated as an Assignee with respect to the Membership Interest transferred and may not be treated as a Member with respect to the Membership Interest transferred unless admitted as a Member in accordance with Article XI.

(b) The Company may remove the transferor and Assignee with respect to a Prohibited Transfer as provided in Article XII.

(c) The transferor and transferee with respect to a Prohibited Transfer shall be jointly and severally liable to the Company for, and shall indemnify and hold the Company harmless against, any expense, liability, or loss incurred by the Company (including reasonable legal fees and expenses) as a result of such transfer, their removal, and liquidation of their Membership Interests (if applicable), and the efforts to enforce the indemnity granted in this Section 10.7(c).

ADMISSION OF NEW MEMBERS

Substituted Members. An Assignee of a Membership Interest shall be admitted as a Substituted Member with respect to such Membership Interest on the date on which all of the following conditions are satisfied:

(a) The Manager has approved in writing the admission of the Substituted Member.

(b) The Assignee has delivered to the Company any agreements and other documents that the Manager requests to confirm such Assignee as a Member in the Company and such Assignee's agreement to be bound by this Agreement as a Member.

(c) If requested by the Manager, the Company has received an admission fee in an amount determined by the Manager to be sufficient to reimburse the Company for the estimated expenses likely to be incurred by the Company in connection with the admission of the Assignee as a Substituted Member.

Additional Members. The Manager shall admit a person as an Additional Member upon satisfaction of all of the following conditions.

(a) A Majority-in-Interest has approved the admission of the Additional Member after notice to all Members of (i) the Initial Capital Contribution to be made by the proposed Additional Member, (ii) the effect of the admission on each Member's Percentage Interest, and (iii) other material information relevant to the proposed admission.

(b) The admission of the proposed Additional Member satisfies the applicable conditions of Section 10.3.

(c) The proposed Additional Member has delivered to the Company any agreements and other documents that the Manager requests to confirm the person as a Member in the Company and the person's agreement to be bound by this Agreement as a Member.

No Required Capital Contributions. A person may be admitted as a Member, including as the sole Member, and may acquire a Membership Interest without making a contribution to the Company or assuming an obligation to make a contribution to the Company.

WITHDRAWAL OR REMOVAL OF MEMBERS

.60. Withdrawal of Members

(a) No Member may withdraw from the Company or otherwise cease to be a Member except upon the following events:

(i) receipt by the Company of a notice of such Member's withdrawal from the Company;

(ii) a transfer of all of the Member's Membership Interest in a Permitted Transfer; or

(iii) removal of the Member as a Member as provided in this Agreement.

(b) A Member shall be deemed to withdraw from the Company upon the following events:

(i) an event specified in Section 12.1(a);

(ii) an event specified in the Code (relating to bankruptcy or insolvency proceedings with respect to a general partner), applied as if the Member were a general partner;

(iii) if a Member is an individual, the Member's death, the appointment of a guardian or general conservator for the Member, or a judicial determination that the Member is incapable of performing the Member's duties under this Agreement; or

(iv) if the Member is an entity, an event requiring the Member's winding up or causing the termination of the Member's existence or suspension of the Member's right to do business.

(c) If a Member ceases to be a Member in violation of Section 12.1(a), the Company may recover damages from the former Member for breach of this Agreement.

.61. Removal of Members

(a) A Member may be removed as a Member by the Manager under the following circumstances:

(i) the Member has transferred or attempted to transfer all or any portion of its Membership Interest in a Prohibited Transfer;

(ii) in the case of any Member who is also the Manager or an Affiliate of the Manager, the Member or its Affiliate has ceased to be the Manager in violation of Section 5.7(a) or has been removed as the Manager in accordance with Section 5.7;

(iii) the Member has materially breached the terms of this Agreement or any other material agreement with the Company; or

(iv) the Manager determines that removal is necessary to comply with any requirements, conditions, or guidelines contained in any opinion, directive, order, ruling, or regulation of any United States federal or state agency or judicial authority or contained in any United States federal or state statute.

(b) If the Manager proposes to remove a Member pursuant to this Section , the Manager shall notify the Member in writing of the proposed removal, and if applicable shall provide such Member a reasonable opportunity to cure the event giving rise to removal. The removal of the Member is effective at such time as determined by the Manager in accordance with applicable law and taking into account the Member's opportunity to cure the event giving rise to removal.

Optional Redemption of Membership Interest. Subject to Section 4.4 (relating to limitations on distributions), the Manager, or, if there is no Manager, a Majority-in-Interest, may cause the Company to redeem the Membership Interest of an Assignee by paying the Assignee the Fair Value of its Membership Interest as of the redemption date. Interest will accrue at the Legal Rate on the amount owed under this Section 12.3 from the 30th day after the redemption date to the date the payment is made. The redemption date shall be fixed by the Manager in accordance with the principles of Section 10.4. Except as otherwise required by the I.R.C., amounts paid in redemption of an Assignee's Membership Interest shall be treated as made in exchange for the interest of the Assignee in Company property pursuant to I.R.C. Section 736(b)(1), including the interest of such Assignee in Company goodwill.

Status of Former Member. A Member who withdraws or has been removed from the Company or otherwise ceases to be a Member has the status of an Assignee with respect to any Membership Interest held by such former Member. Except as provided in Section 12.3 (relating to optional redemption of a Member's Membership Interest) or Article XIV (relating to winding up and termination), such former Member is not entitled to receive any payments under the Code.

BUY-SELL PROVISIONS

.64. Transfer Upon Death

Upon the death of a Member (such Member and his spouse, heirs, executors, devisees, administrators, and representatives, being referred to herein as the "Deceased Member"), the following persons shall have the options and the contingent options, in the order specified, to purchase, at Fair Value, all of the Membership Interest then owned by the Deceased Member on the date of his death:

First Option: the Company

Second Option: the other Members

The representative of the Member's estate (the "Estate Representative") shall give written notice of the Deceased Member's death (the "Death Notice") to the Company and the other Members as soon as practicable after the death of the Deceased Member.

.65. Transfer Upon Termination of Marital Relationship

In the event of the termination of the marital relationship of a Member (the "Divorcing Member") and the spouse of such Member (the "Divorcing Spouse") by divorce or annulment and the Divorcing Member does not succeed to all of the Membership Interest held by the Divorcing Member, including the

community or other property interest of the Divorcing Spouse in such Membership Interest, the Divorcing Member shall give the Company written notice of such marital termination and the Membership Interest or other interests passing to the Divorcing Spouse in connection therewith (the "Divorce Notice") no later than 10 days following the date the divorce or annulment becomes effective. The Divorcing Member shall have the option to purchase, and the Divorcing Spouse shall sell to the Divorcing Member, at the Fair Value, all of the Membership Interest (or interest therein) that the Divorcing Spouse owns, after partition under a property settlement agreement or otherwise in the divorce or annulment proceeding, by virtue of her community or other property interest in the Membership Interest (the "Divorcing Spouse's Membership Interest"). Such option shall be exercisable by the Divorcing Member giving written notice of such exercise to the Divorcing Spouse within 60 days after divorce or annulment becomes effective, and the closing of any purchase by the Divorcing Member shall take place within 60 days after the receipt by the Divorcing Spouse of the notice of exercise of such option. In the event the Divorcing Member fails to purchase all of the Divorcing Spouse's Membership Interest within 120 days after the divorce or annulment becomes effective, the following persons shall have the options and contingent options to purchase, at Fair Value, all the Divorcing Spouse's Membership Interest, effective as of the Company's learning of the Divorcing Member's failure to so purchase the Divorcing Spouse's Membership Interest:

First Option: the Company

Second Option: the other Members

.66. Transfer Upon Death of Spouse

Upon the death of a Member's spouse having a community property or other interest in the Membership Interest (such spouse, together with his or her heirs, executors, devisees, trustees, administrators, and representatives, being referred to herein as the "Deceased Spouse"), to the extent that the Deceased Spouse's community or other property interest in the Membership Interest does not pass to such Member (the "Surviving Member") or does not pass to a person in a transaction that would otherwise constitute a Permitted Transfer, the Surviving Member shall give notice of such death (the "Spouse's Death Notice") to the Company within 30 days after the death of the Deceased Spouse. The Surviving Member shall have the option to purchase, and the Deceased Spouse shall sell to the Surviving Member, at Fair Value, all of the Membership Interest not so passing to the Surviving Member or otherwise transferred in a Permitted Transfer (the "Deceased Spouse's Membership Interest"). Such option shall be exercisable by the Surviving Member giving written notice of such exercise to the Estate Representative of the Deceased Spouse within 60 days after death, and the closing of any purchase by the Surviving Member shall take place within 60 days after the receipt by the Estate Representative of the Deceased Spouse of the notice of exercise of such option. In the event the Surviving Member fails to purchase all of the Deceased Spouse's Membership Interest within 120 days after death, the following persons shall have the options and contingent options to purchase, at Fair Value, all the Deceased Spouse's Membership Interest, effective as of the Company's learning of the Surviving Member's failure to so purchase the Deceased Spouse's Membership Interest:

First Option: the Company

Second Option: the other Members

.67. Transfer Upon Bankruptcy

Upon the Bankruptcy of a Member (the "Withdrawing Member"), the following persons shall have the options and contingent options, in the order specified, to purchase, at Fair Value, all of the Membership Interest then owned by the Withdrawing Member as of the determination of Bankruptcy:

First Option: the Company

Second Option: the other Members

The Withdrawing Member shall give notice of Bankruptcy (the "Withdrawal Notice") to the Company within 10 days after the determination of same.

.68. Procedure

Upon the occurrence of one of the enumerated events set forth in Sections 13.1 through 13.4, the procedure set forth in this Section 13.5 shall be followed concerning the exercise of options to purchase Membership Interests pursuant to this Agreement.

(a) Meeting of Managers. The Company shall call a meeting of the Managers of the Company to be held within thirty (30) days following the date the First and Second Options listed in Sections 13.1 through 13.4 become available (or, if later, within five days after Fair Value has been determined in accordance with Section 13.6), to which the Members shall be invited.

(b) Exercise of Option to Purchase. At the meeting, the Membership Interest at issue shall be first offered for sale to the Company, which shall determine whether it, through its Managers, wishes to purchase all or any portion of such Membership Interest. Except as provided for in Section 13.1 hereof, in the event the Company does not elect to purchase all of the Membership Interest, the Membership Interest shall be offered for sale to the other Members, who shall each determine, subject to Section 13.5(c), if such Member wishes to purchase the available Membership Interest. A person having an option to purchase the Membership Interest who fails to attend the meeting, in person or by agent, shall forfeit any right to purchase any of the Membership Interest.

(c) Proportionate Share. Whenever two or more Members (the "Equal Members") shall have an equal option to purchase the Membership Interest, each such Equal Member shall be entitled to purchase his Proportionate Share of the Membership Interest. The term "Proportionate Share", as used in this Section 13.5, means, as to each Equal Member, the percentage or fraction determined by dividing the Membership Interest then owned by such Equal Member by the total Membership Interests then owned by all of the Equal Members. If Equal Members fail to commit to purchase all of the Membership Interest offered after they are first offered their Proportionate Share of the Membership Interest offered, each of the Equal Members who committed to purchase some of the Membership Interest offered shall have the additional option to purchase his Proportionate Share of the remaining portion of the Membership Interest, and such Equal Member's Proportionate Share shall then be calculated with regard to the total amount of Membership Interests then owned by all of the Equal Members desiring to purchase some of the remaining Membership Interest. This procedure shall be repeated until all of the Membership Interest so offered is disposed of or until none of the Equal Members desires to purchase any additional portion of the Membership Interest.

(d) Failure to Purchase. Subject to Section 13.1 hereof, in the event that the persons having the options to purchase the Membership Interest fail to exercise their option to purchase all of the Membership Interest offered pursuant to Sections 13.1, 13.2, 13.3, or 13.4, as may be applicable, the remaining Membership Interest not purchased shall be retained by the Member, his spouse or divorcing spouse, heirs, executors, devisees, administrators, representatives, transferees, or any other person who acquires such interest pursuant to the events set forth in Sections 13.1 through 13.4. Any interest in the Company retained pursuant to this Section 13.5(d) shall constitute the interest of an Assignee only, and not an Additional Member or Substituted Member.

(e) Notification. Within five days after the meeting described in Section 13.5(a), the Secretary of the Company shall notify the Estate Representative, the Divorcing Spouse, the Deceased Spouse, or the

Withdrawing Member, as the case may be, of how much of the Membership Interest, if any, each person having the option to purchase a Membership Interest has committed to purchase.

.69. Terms of Sale.

(a) Purchase Price. In the event of the sale of the Membership Interest pursuant to Sections 13.1, 13.2, 13.3, or 13.4 of this Agreement, the price for the Membership Interest shall be Fair Value determined using the principals and procedures similar to those set forth in Section 15.2; provided that the cost of any such determination shall be borne entirely by the affected Member unless a Majority-in-Interest approves an alternative allocation of such costs. The price paid by an optionee shall be calculated by multiplying the percentage of the Membership Interest being purchased by such optionee by Fair Value ("Purchase Price"). In the event an interest or right in or to the Membership Interest, rather than the Membership Interest itself, is sold and purchased hereunder, the Purchase Price shall be appropriately adjusted by a Majority-in-Interest of the Members.

(b) Payment of Purchase Price. In the event of a purchase of the Membership Interest pursuant to Sections 13.1, 13.2, 13.3, or 13.4 of this Agreement, the Purchase Price for the Membership Interest purchased by each purchaser shall be payable, in the discretion of the purchaser, by payment of the full Purchase Price in cash, or in part by delivery of a promissory note of such purchaser, based upon the following terms and conditions: (i) an amount equal to the greater of: the life insurance proceeds received by the purchaser pursuant to Section 13.7, or 10% of the Purchase Price, shall be payable at the closing in cash, and the balance shall be evidenced by such purchaser's promissory note, which shall be payable in five equal, successive, annual installments, with the first installment payable one year after the closing; (ii) each promissory note specified above shall bear interest during the term of such note at the greater of the: (x) Applicable Federal Rate as published by the Internal Revenue Service as of the date of such note; or (y) one percent (1%) plus the prevailing prime rate of interest as published in The Wall Street Journal (or its successor), as of the date of the note; (iii) such note shall provide that the maker may prepay all or any part thereof at any time with interest to date of prepayment, but any partial prepayment shall be applied first to accrued interest and the balance shall be applied against the principal then outstanding; and (iv) such note shall provide that in the event of a default in the payment of any installment which shall continue for 30 days after the due date thereof, the remaining unpaid principal of such maker's note shall, at the option of the holder thereof, become due and payable forthwith.

(c) Closing. The closing of the purchase and sale of the Membership Interest by a purchaser (other than (i) by a Divorcing Member pursuant to Section 13.2, or (ii) by a Surviving Member pursuant to Section 13.3) shall be held at a date, which shall be a business day, designated by the purchaser which shall be not more than 120 days following the date of the applicable sale event and not less than 10 days following such date, or at such other date as the parties to the transaction shall agree in writing, in the Company's principal office, or at such other place that may be agreed to by the parties; provided, however, that such closing shall be delayed as long as is reasonably necessary to allow the Estate Representative of any person whose Membership Interest is to be sold to properly qualify as such in order that such Estate Representative has all necessary authority to convey the Membership Interest. At the closing, the parties shall take all action necessary to convey the Membership Interest to be transferred in accordance with this Agreement, free and clear of all liens and encumbrances.

.70. Insurance.

(a) In order to fund the purchase price of the Membership Interest pursuant to Section 13.1 hereof, the Company and/or Members may obtain life insurance policies on the lives of some or all of the Members. The Company and/or Members may pay the premiums on said policies and keep such policies in full force and effect at his or its discretion. The Company shall be the owner and beneficiary of any such policies purchased by the Company, and all of the Members hereby consent to the use of the assets of the Company for such purposes. Each of the Members hereby agrees to cooperate fully by performing all the

requirements of the insurer(s) that are necessary conditions precedent to the issuance of any insurance policy purchased by the Company. The proceeds from such insurance shall be applied in the manner determined by the Majority-in-Interest.

(b) In the event any of the Members, or any transferee pursuant to a Permitted Transfer under this Agreement, ceases to own any Membership Interest that is subject to being redeemed upon the Member's death, such Member shall be entitled to purchase and acquire any life insurance policy or policies maintained by the Company on his life for the cash surrender value thereof. Upon payment of the appropriate sums due hereunder, the Company shall assign such policy or policies to such Member, notwithstanding that the death of the Member may already have occurred.

.71. Mandatory Buy-Sell.

(a) At any time a Member (the "Offering Member") is willing to make an offer to the other Members (the "Offerees") to either purchase all of the Offerees' Membership Interest or sell to the Offerees all of the Offering Member's Membership Interest (notwithstanding the other restrictions on transfer contained herein), the Offering Member shall notify the Offerees in writing of his desire to do so (the "Offer Notice"). The Offering Member shall then be obligated to either:

(i) purchase all of the Membership Interest of the Offerees, in accordance with the purchase price and in the manner of payment stated in the Offer Notice; or

(ii) sell to the Offerees all of the Offering Member's Membership Interest in accordance with the purchase price and in the manner of payment stated in the Offer Notice; provided that the purchase or sales price, as the case may be, shall be ratably adjusted to account for the difference, if any, in the Percentage Interest of the Company held by each of the Offering Member and the Offerees.

(b) Within 30 days of the date of the Offer Notice, the Offerees may give written notice to the Offering Member of an election to purchase all of the Offering Member's Membership Interest. If the Offerees fail to elect to purchase the Offering Member's Membership Interest within such 30 day period, the Offerees will be irrevocably deemed, without further action on the part of the Offerees, to have elected (as of the last day of such 30 day period) to sell their Membership Interests to the Offering Member pursuant to Section 13.8(a)(i).

(c) If the Offerees elect to purchase the Offering Member's Membership Interest by giving the Offering Member written notice of such election no later than the last day of the aforementioned 30 day period, the Offering Member's Membership Interest shall be sold to the Offerees pursuant to Section 13.8(a)(ii).

(d) The price contained an Offer Notice must represent a good faith estimate of the Fair Value of the Offerees Membership Interest, determined using principals and procedures similar to those set forth in Section 15.2.

(e) In the of a purchase or sale pursuant to Sections 13.8(b)or 13.8(c), as the case may be, the closing of such purchase or sale shall be held at the offices of the Company, or at such other place as may be mutually agreed to by all of the parties hereto, not later than 90 days from the date of the Offer Notice, or at such later time as the Offering Member and Offerees may agree.

WINDING UP AND TERMINATION

Events Requiring Winding Up. The Company shall commence winding up procedures in accordance with this Agreement and the Code upon the first to occur of the following events:

(a) a Majority-in-Interest vote to wind up and terminate the Company;

(b) a decree by a court requiring the winding up of the Company;

(c) the termination of membership of the last remaining Member; or

(d) the resignation or removal of the Manager if the Members fail to elect a replacement Manager as provided in Section 5.7(f).

.73. Winding Up Procedures

(a) On the occurrence of an event requiring winding up of the Company, unless there is an action to continue the Company without winding up in accordance with Section 14.3, the Manager (or other Liquidator as provided below) shall, as soon as reasonably practicable, wind up the Company's business and affairs (including disposing of the Company's assets and applying the proceeds as provided in Section 14.4) and terminate the Company in accordance with this Agreement and the Code. The Company shall cease to carry on its business (except to the extent necessary to wind up its business), collect and sell its property to the extent the property is not to be transferred or distributed in kind, and perform any other act required to wind up its business and affairs.

(b) If the Manager has wrongfully caused the winding up of the Company or if there is no Manager, (i) a Majority-in-Interest may vote to elect a person or persons to accomplish the winding up of the Company, or (ii) if the Members fail to elect a person to accomplish winding up the Company, then any Member or Assignee may petition a court to wind up the Company as provided the Code. The person or persons winding up the Company, whether the Manager or an elected or court appointed person or persons, is referred to in this Agreement as the "Liquidator."

(c) The Liquidator may determine the time, manner, and terms of any sale or sales of Company property pursuant to such winding up. The Liquidator (if not the Manager) is entitled to receive reasonable compensation for its services; may exercise all of the powers conferred upon the Manager under this Agreement to the extent necessary or desirable in the good faith judgment of the Liquidator to perform its duties; and with respect to acts taken or omitted while acting in such capacity on behalf of the Company, is entitled to the limitation of liability and indemnification rights set forth in Article VI.

(d) The Liquidator shall provide quarterly reports to the Members and Assignees during the winding up procedure showing the assets and liabilities of the Company, providing information and documents required by the Members and Assignees to comply with their tax reporting obligations, and such other information as the Liquidator deems appropriate. Within a reasonable time after completing the winding up, the Liquidator shall give each Member and Assignee a final statement setting forth the assets, liabilities, and reserves of the Company as of the date of completion of winding up.

.74. Continuation Without Winding Up

(a) If there is a decision to wind up and terminate the Company as described in Section 14.1(a), the Company may be continued as provided in the Code.

(b) If there is a termination of the continued membership of the last remaining Member as described in Section 14.1(c), then prior to completion of the winding up process, but not later than 90 days after the event of termination, the Manager may continue the Company by admitting one or more Members effective as of the occurrence of the event of termination. Any Assignee whose Percentage Interest would be diminished by reason of the admission of an Additional Member under the circumstances described in this Section must approve the admission of the Additional Member.

.75. Liquidation of Assets and Application and Distribution of Proceeds

(a) In General. On winding up the Company, the Liquidator shall dispose of the Company's properties and apply and distribute the proceeds, or transfer the Company properties, in the following order of priority:

(i) to creditors (including Members who are creditors) in accordance with their relative rights and priorities to satisfy the liabilities of the Company, including expenses associated with the winding up and termination of the Company, but excluding any Company liability for any unpaid Mandatory Distributions;

(ii) to Members, Assignees, and former Members to satisfy the Company's liability for any unpaid Mandatory Distributions; and

(iii) to Members and Assignees, in accordance with their respective relative capital account balances.

(b) No Member Deficit Restoration Obligation. No Member is liable to the Company, to another Member, or to a third party, for the repayment of any deficit in the Member's Capital Account, except as provided in the Code.

(c) Reserves. In the discretion of the Liquidator, a pro rata portion of the distributions that would otherwise be made pursuant to Section 14.4(a)(ii) and (iii) may be withheld to provide a reasonable reserve for Company liabilities (contingent or otherwise) and future expenses, including a reasonable reserve for any claims for indemnification under Article VI and for any future expenses associated with any tax audit or other Proceeding that is pending or may arise.

(d) Payments and Distributions to Members in Kind. The Liquidator may not make any payments or distributions to Members or Assignees pursuant to Section 14.4(a)(ii) or (iii) other than in cash unless all Members and Assignees receiving the property approve the transfer in kind. The Liquidator shall determine the Fair Market Value of any property transferred to Members or Assignees in kind according to the valuation procedures set forth in Article XIV.

(e) Character of Liquidating Distributions. Except as otherwise required by the I.R.C., amounts paid to Members pursuant to this Section 14.4 shall be treated as made in exchange for the interest of the Member in Company property pursuant to I.R.C. Section 736(b)(1), including the interest of such Member in Company goodwill.

Certificate of Termination. The Liquidator shall file a Certificate of Termination of a Domestic Entity on the completion of the winding up of the Company.

Reinstatement. If the Company is terminated, it may be reinstated in the manner provided in the Code.

VALUATION

Fair Value of Company Property. The Fair Value of property contributed to the Company by a Member as part of such Member's Initial Capital Contribution is the amount of such Member's Initial Capital Contribution and any Additional Capital Contribution, as set forth on Exhibit A, minus the amount of any cash contributed to the Company as part of such Member's Initial or Capital Contribution or Additional Capital Contribution. In all other cases, the Fair Value of an asset as of any date is its fair market value as determined by the Manager in good faith using any reasonable valuation method. If any affected Member does not agree with the valuation set by the Manager, the Fair Value shall be determined using procedures similar to those set forth in Section 15.2 , and the cost of any such determination shall be borne entirely by the affected Member unless the Manager or a Majority-in-Interest of all Members other than the affected Member approves an alternative allocation of such costs.

.79. Fair Value of Membership Interest

(a) For purposes of any redemption of a Membership Interest pursuant to Section 12.3, the Fair Value of the Membership Interest is its fair market value as determined by the Manager (or, if there is no Manager, by the Liquidator) in good faith based on the net proceeds that would be received with respect to the Membership Interest in a winding up of the Company, taking into account all expenses associated with such winding up and any damages or other amounts recoverable by the Company from the Assignee or with respect to the Assignee's Membership Interest. In connection with the payment in redemption of the Membership Interest, the Manager or Liquidator shall provide a notice to the Assignee setting forth the Fair Value of the Membership Interest, including information relevant to the determination of such Fair Value.

(b) If the Assignee does not agree with the Fair Value of the Membership Interest as determined by the Manager or Liquidator, the Assignee may submit to the Company a notice of objection within 30 days of the Assignee's receipt of the valuation notice. Within 15 days following receipt of the Assignee's notice of objection, the Company shall appoint a qualified appraiser, and inform the Assignee of the name and business address of the appraiser. The appraiser shall determine the Fair Value of the Membership Interest in accordance with the principles of Section 15.2(a). The appraiser shall give the Assignee and the Manager an opportunity to meet with him prior to completing his appraisal. Except as provided in Section 15.2(c), the appraiser's determination of the Fair Value of the asset(s) in dispute shall be made within 30 days of his appointment (or such longer period as is reasonably required to complete the appraisal), and is final and binding on all concerned, absent manifest error.

(c) If the Assignee does not approve the appraiser selected by the Company within 15 days following notification of such selection pursuant to Section 15.2(b), the Assignee may appoint a qualified appraiser of the Assignee's choice, and inform the Company in writing of the name and business address of the appraiser. In such event, the appraisers appointed by the Company and the Assignee shall appoint a third qualified appraiser. Each of the three appraisers shall determine the Fair Value of the Membership Interest in accordance with the principles of Section 14.2(a). The average of the two valuations that are closest to each other shall be determined to be the Fair Value of the Membership Interest and such determination shall be final and binding on all concerned, absent manifest error.

(d) The cost of each appraisal shall be shared equally by the Company and the Assignee.

(e) The Company shall pay the Assignee any excess of (i) the recomputed Fair Value of the Membership Interest over (ii) the sum of any amount previously paid to the Assignee in redemption of his Membership Interest plus any costs charged to the Assignee as provided in paragraph (d). The Assignee shall pay the Company any excess of (i) the sum of any amount previously paid to the Assignee in

redemption of his Membership Interest plus any costs charged to the Assignee as provided in paragraph (d), over (ii) the recomputed Fair Value of the Membership Interest.

(f) Interest shall be paid at the Legal Rate on any amount determined under Section 15.2(e) for the period from the 30th day after the redemption date to the date the amount is paid.

GENERAL PROVISIONS

.80. Amendments

(a) In General. Subject to the following exceptions and limitations, this Agreement may be amended only with the approval of a Majority-in-Interest.

(b) Exceptions and Limitations. The Manager may amend Exhibit A from time to time to reflect the admission and withdrawal of Members, and changes to any Member's Percentage Interest, in accordance with this Agreement. The Manager may use the power of attorney granted in Section 16.12 to make non-substantive amendments that do not adversely impact the rights or obligations of any Manager or Member. No amendment of the Agreement may adversely affect any Member's rights or obligations under this Agreement (determined without taking into account the right of other Members to amend the Agreement) without the adversely affected Member's approval. No amendment of Article VI (relating to liability and indemnification) may adversely affect the rights or obligations of any Indemnified Person without the Indemnified Person's approval. No amendment of this Agreement may change the requirements under this Agreement for approving any action without the approval of the Members holding an aggregate Percentage Interest required to approve the action.

Notice. Any notice, report, or other communication required or permitted to be made to any person by this Agreement shall be in writing and is deemed given when (a) delivered to the person by hand, (b) the third business day after delivery to the United States Postal Service (or other designated delivery service as defined in I.R.C. Section 7502(f)), postage prepaid, in an envelope properly addressed to the person at the person's address set forth in the Company's records as of the date of delivery, or (c) successfully transmitted by facsimile or electronic message to the facsimile phone number or e-mail address (as applicable) set forth in the Company's records as of the date of transmission. Any communication to the Manager or the Company may be delivered to the Company's registered office designated pursuant to Section 2.3.

Governing Law; Consent to Jurisdiction. This Agreement is governed by and shall be construed under the laws of the State of North Carolina without regard to legal requirements that would require the application of the law of any other jurisdiction. Any Proceeding arising out of or relating to this Agreement or the Company's activities or properties may be brought in the state courts of the County where the Company's principal office is located, or, if it has or can acquire jurisdiction, in the United States District Court for the District in which the Company's principal office is located. Each Member and Assignee irrevocably submits to the exclusive jurisdiction of each such court in any such Proceeding, waives any objection it may now or hereafter have to venue or to convenience of forum, agrees that all claims in respect of the Proceeding shall be heard and determined only in any such court and agrees not to bring any such Proceeding in any other court. The Company or any Member or Assignee may file a copy of this Agreement with any court as written evidence of the agreement between the parties irrevocably to waive any objections to venue or to convenience of forum. Process in any Proceeding referred to in the second sentence of this section may be served on any party anywhere in the world.

Waiver. Any failure by a party to insist upon the strict performance of any covenant or condition of this Agreement, or to exercise any right or remedy upon a breach of any such covenant or condition, does not constitute waiver of any such covenant or condition or any breach thereof.

Entire Agreement. This Agreement supersedes all prior agreements, whether written or oral, between the parties with respect to its subject matter, and constitutes the complete and exclusive statement of the agreement between the parties with respect to such subject matter.

Successors and Assigns; Binding Agreement. No Member or Assignee may assign any of its rights or delegate any of its obligations under this Agreement except as expressly permitted in this Agreement. The Agreement is binding upon and shall inure to the benefit of the parties hereto and their respective successors, heirs, and permitted assigns.

Third-Parties. Other than as provided in Section 5.4 (relating to reliance on authority of the Manager) and Article VI (relating to rights of Indemnified Persons), none of the provisions of this Agreement are for the benefit of or enforceable by any creditors of the Company or other persons not a party to this Agreement, except as such benefits shall inure to a successor, heir, or permitted assign of a party hereto in accordance with Section 16.6.

Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

Construction. The language in this Agreement is to be construed according to its fair meaning and is not to be strictly construed for or against any party. Nothing in this Agreement is to be construed as authorizing or requiring any action that is prohibited by the Code or other applicable law, or as prohibiting any action that is required by the Code or other applicable law.

Execution of Agreement. This Agreement may be executed in counterparts, each of which will be deemed to be an original copy of this Agreement, and all of which, taken together, shall constitute one and the same agreement. Any signature to this Agreement evidenced by facsimile or other electronic transmission of such signature shall be binding on the parties hereto to the same extent as if such signature were an original.

Further Assurances. The parties shall execute and deliver all documents, provide all information, and take or refrain from taking action as may be necessary or appropriate to achieve the purposes of this Agreement.

.91. Power of Attorney

(a) Each Member appoints the Manager and the Liquidator severally with full power of substitution, as the true and lawful attorney-in-fact for such Member, and in the name, place, and stead of such Member, to execute, certify, acknowledge, swear to, file, publish, and record:

(i) any certificate or other document that may be required to be filed by the Company or the Members in order to qualify the Company to do business in any jurisdiction, except that no such filing shall include a consent by any Member to service of process in any jurisdiction without the Member's approval;

(ii) any amendment to the Certificate of Formation, to this Agreement, or to any other agreement or document as required or permitted by this Agreement;

(iii) any certificate of termination and other documents that may be required to effectuate the termination of the Company pursuant to the provisions of this Agreement; and

(iv) any document required of the Company to carry out the actions that the Manager is authorized to take under this Agreement.

(b) The foregoing appointment of the Manager and Liquidator as a Member's attorney-in-fact does not grant such attorney-in-fact any power or authority to approve, consent, or agree to the substantive terms of any agreement or other document on behalf of such Member.

(c) The power of attorney granted pursuant to this Section 16.12 (A) is a special power of attorney coupled with an interest and is irrevocable, and (B) survives the withdrawal or removal of a Member or the assignment of its Membership Interest.

[Remainder of Page Intentionally Left Blank. Signature Page Follows.]

This Company Agreement of Appalachian Soccer Group LLC is entered into and made effective as of the Effective Date by and among the signatories below.

MANAGER:

DocuSigned by:
By: Michael Hitchcock
08EF53CDD6E0409...
Michael Hitchcock, Manager

DocuSigned by:
By: Jason O'Keefe
AABBF55C47E3430...
Jason O'Keefe, Manager

MEMBERS:

Playbook Management International LLC
10229 Fire Ridge Drive
Frisco TX 75033

DocuSigned by:
Michael Hitchcock
08EF53CDD6E0409...
Michael Hitchcock, Member/Manager

Youth College Professional Management LLC
275 Chigger Mountain Lane
Boone NC 28607

DocuSigned by:
By: Jason O'Keefe
AABBF55C47E3430...
Jason O'Keefe, Member/Manager

919 Sports Management, LLC
2021 Fairview Road
Raleigh NC 27608

By: Vincent J. Nicolsen
Vincent Nicolsen, Member/Manager

New Member

By: Alfredo Alvarez
Alfredo Alvarez

This Company Agreement of Appalachian Soccer Group LLC is entered into and made effective as of the Effective Date by and among the signatories below.

MANAGER:

DocuSigned by:
By: Michael Hitchcock
08EF53CDD6E0409...
Michael Hitchcock, Manager

DocuSigned by:
By: Jason O'Keefe
AABBF55C47E3430...
Jason O'Keefe, Manager

MEMBERS:

Playbook Management International LLC
10229 Fire Ridge Drive
Frisco TX 75033

DocuSigned by:
Michael Hitchcock
08EF53CDD6E0409...
Michael Hitchcock, Member/Manager

YCPM - Youth College Professional Management LLC
275 Chigger Mountain Lane
Boone NC 28607

DocuSigned by:
By: Jason O'Keefe
AABBF55C47E3430...
Jason O'Keefe, Member/Manager

919 Sports Management, LLC
2021 Fairview Road
Raleigh NC 27608

By: ______________________
Vincent Nicolsen, Member/Manager

New Member

By: ______________________
Benjamin Parker

By: ______________________
Blythe Parker

This Company Agreement of Appalachian Soccer Group LLC is entered into and made effective as of the Effective Date by and among the signatories below.

MANAGER:

DocuSigned by:
By: Michael Hitchcock
08EF53CDD6E0409...
Michael Hitchcock, Manager

DocuSigned by:
By: Jason O'Keefe
AABBF55C47E3430...
Jason O'Keefe, Manager

MEMBERS:

Playbook Management International LLC
10229 Fire Ridge Drive
Frisco TX 75033

DocuSigned by:
Michael Hitchcock
08EF53CDD6E0409...
Michael Hitchcock, Member/Manager

YCPM - Youth College Professional Management LLC
275 Chigger Mountain Lane
Boone NC 28607

DocuSigned by:
By: Jason O'Keefe
AABBF55C47E3430...
Jason O'Keefe, Member/Manager

919 Sports Management, LLC
2021 Fairview Road
Raleigh NC 27608

By: ______________________
Vincent Nicolsen, Member/Manager

New Member

By: ______________________
Josh Honeycutt

By: ______________________
Angela Honeycutt

This Company Agreement of Appalachian Soccer Group LLC is entered into and made effective as of the Effective Date by and among the signatories below.

MANAGER:

DocuSigned by:
By: Michael Hitchcock
08EF53CDD6E0409...
Michael Hitchcock, Manager

DocuSigned by:
By: Jason O'Keefe
AABBF55C47E3430...
Jason O'Keefe, Manager

MEMBERS:

Playbook Management International LLC
10229 Fire Ridge Drive
Frisco TX 75033

DocuSigned by:
Michael Hitchcock
08EF53CDD6E0409...
Michael Hitchcock, Member/Manager

YCPM - Youth College Professional Management LLC
275 Chigger Mountain Lane
Boone NC 28607

DocuSigned by:
By: Jason O'Keefe
AABBF55C47E3430...
Jason O'Keefe, Member/Manager

919 Sports Management, LLC
2021 Fairview Road
Raleigh NC 27608

By: ______________________________
Vincent Nicolsen, Member/Manager

New Member

By: ______________________________
Michael Raymond

By: ______________________________
Jamie Raymond

This Company Agreement of Appalachian Soccer Group LLC is entered into and made effective as of the Effective Date by and among the signatories below.

MANAGER:

DocuSigned by:
By: Michael Hitchcock
08EF53CDD6E0409...
Michael Hitchcock, Manager

DocuSigned by:
By: Jason O'Keefe
AABBF55C47E3430...
Jason O'Keefe, Manager

MEMBERS:

Playbook Management International LLC
10229 Fire Ridge Drive
Frisco TX 75033

DocuSigned by:
Michael Hitchcock
08EF53CDD6E0409...
Michael Hitchcock, Member/Manager

YCPM - Youth College Professional Management LLC
275 Chigger Mountain Lane
Boone NC 28607

DocuSigned by:
By: Jason O'Keefe
AABBF55C47E3430...
Jason O'Keefe, Member/Manager

919 Sports Management, LLC
2021 Fairview Road
Raleigh NC 27608

By: [signature]
Vincent Nicolsen, Member/Manager

New Member

DocuSigned by:
By: Stephen L. Sinanian
D273C04D50DE4EF...
Stephen L. Sinanian

This Company Agreement of Appalachian Soccer Group LLC is entered into and made effective as of the Effective Date by and among the signatories below.

MANAGER:

DocuSigned by:
By: Michael Hitchcock
08EF53CDD6E0409...
Michael Hitchcock, Manager

DocuSigned by:
By: Jason O'Keefe
AABBF55C47E3430...
Jason O'Keefe, Manager

MEMBERS:

Playbook Management International LLC
10229 Fire Ridge Drive
Frisco TX 75033

DocuSigned by:
Michael Hitchcock
08EF53CDD6E0409...
Michael Hitchcock, Member/Manager

Youth College Professional Management LLC
275 Chigger Mountain Lane
Boone NC 28607

DocuSigned by:
By: Jason O'Keefe
AABBF55C47E3430...
Jason O'Keefe, Member/Manager

919 Sports Management, LLC
2021 Fairview Road
Raleigh NC 27608

By:
Vincent Nicolsen, Member/Manager

New Member
3100 Sports, LLC:

DocuSigned by:
By: Sean Sassano
C07544569A084F9...
Sean Sassano, Member/Manager

DocuSigned by:
By: Paul Pessina
7C0904F77EB24CC...
Paul Pessina, Member/Manager

DocuSigned by:
By: Aaron Ammar
8958FE5FFF8B4FC...
Aaron Ammar, Member/Manager

This Company Agreement of Appalachian Soccer Group LLC is entered into and made effective as of the Effective Date by and among the signatories below.

MANAGER:

DocuSigned by:
By: Michael Hitchcock
08EF53CDD6E0409...
Michael Hitchcock, Manager

DocuSigned by:
By: Jason O'Keefe
AABBF55C47E3430...
Jason O'Keefe, Manager

MEMBERS:

Playbook Management International LLC
10229 Fire Ridge Drive
Frisco TX 75033

DocuSigned by:
Michael Hitchcock
08EF53CDD6E0409...
Michael Hitchcock, Member/Manager

YCPM - Youth College Professional Management LLC
275 Chigger Mountain Lane
Boone NC 28607

DocuSigned by:
By: Jason O'Keefe
AABBF55C47E3430...
Jason O'Keefe, Member/Manager

919 Sports Management, LLC
2021 Fairview Road
Raleigh NC 27608

By: [signature]
Vincent Nicolsen, Member/Manager

New Member
Booneshine Brewing Company, Inc.:

DocuSigned by:
By: Timothy John Herdklotz
9AC0C8CE8FE3453...
Timothy John Herdklotz, President

COMPANY AGREEMENT
OF
Appalachian Soccer Group LLC

<u>EXHIBIT A</u>

MEMBERS' PERCENTAGE INTERESTS

Effective as of September 1, 2020

MEMBER NAME	Percentage Interest
Playbook Management International LLC	30.00%
YCPM - Youth College Professional Management LLC	30.00%
919 Sports Management, LLC	5.00%
3100 Sports, LLC	5.00%
Alfredo Alvarez	5.00%
Booneshine Brewing Company, Inc.	5.00%
Benjamin Parker and Blythe Parker	5.00%
Josh Honeycutt and Angela Honeycutt	5.00%
Michael Raymond and Jamie Raymond	5.00%
Stephen L. Sinanian and Kelly Sinanian	5.00%

COMPANY AGREEMENT
OF
Appalachian Soccer Group LLC

APPENDIX A

PRINCIPLES OF ALLOCATION

A.1 Introduction. This Appendix sets forth principles under which items of income, gain, loss, deduction and credit shall be allocated among the Members. This Appendix also provides for the determination and maintenance of Capital Accounts, generally in accordance with Treasury Regulations promulgated under I.R.C. Section 704(b), for purposes of determining such allocations. For purposes of this Appendix, an Assignee shall be treated in the same manner as a Member.

A.2 Definitions. Capitalized terms used in this Appendix have the meanings set forth below or in the Agreement.

"Adjusted Capital Account Deficit" means any deficit balance in a Member's Capital Account as of the end of a taxable year, after giving effect to the following adjustments:

(i) Credit to the Capital Account any amounts the Member is obligated to restore pursuant to the Agreement or is deemed to be obligated to restore pursuant to (a) Treasury Regulations Section 1.704-1(b)(2)(ii)(c) (relating to obligations to pay partner promissory notes and other obligations to make contributions to the Company), or (b) the penultimate sentences of Treasury Regulations Sections 1.704-2(g)(1) (relating to partnership minimum gain) and 1.704-2(i)(5) (relating to partner nonrecourse debt minimum gain); and

(ii) Debit to such Capital Account the items described in Treasury Regulations Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), and 1.704-1(b)(2)(ii)(d)(6).

The foregoing definition is intended to comply with Treasury Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

"Capital Account" has the meaning set forth in Section A.3.

"Depreciation" means, for each taxable year, an amount equal to the depreciation, amortization, or other cost recovery deduction allowable with respect to an asset for such taxable year, except that if the Gross Asset Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such taxable year, Depreciation is an amount which bears the same ratio to such beginning Gross Asset Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such taxable year bears to such beginning adjusted tax basis. If the adjusted basis for federal income tax purposes of an asset at the beginning of such taxable year is zero, Depreciation shall be determined with reference to such beginning Gross Asset Value using any reasonable method selected by the Manager.

"Gross Asset Value" means an asset's adjusted basis for federal income tax purposes, except as follows:

(i) The initial Gross Asset Value of an asset contributed by a Member to the Company is the gross Fair Value of such asset, as determined by the contributing Member and the Manager and as set forth on Exhibit A. If the contributing Member is the Manager, the determination of the Fair Value of a contributed asset requires the approval of a Majority-in-Interest.

(ii) The Gross Asset Values of Company assets shall be adjusted to equal their respective gross Fair Values (taking I.R.C. § 7701(g) into account), as determined by the Manager, as of the following times: (A) the acquisition of an additional interest in the Company by any new or existing Member in exchange for more than a *de minimis* Capital Contribution; (B) the distribution by the Company to a Member of more than a *de minimis* amount of property as consideration for an interest in the Company; (C) the liquidation of the Company within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(*g*); and (D) in connection with the grant of an interest in the Company (other than a *de minimis* interest) as consideration for the provision of services to or for the benefit of the Company by a Member acting in a member capacity or in anticipation of being a Member. Adjustments pursuant to clauses (A), (B), and (C) above are required only if the Manager determines that such adjustments are necessary to accurately reflect the relative economic interests of the Members in the Company.

(iii) The Gross Asset Value of a Company asset distributed to a Member shall be adjusted to equal the gross Fair Value (taking I.R.C. § 7701(g) into account) of such asset on the date of distribution as determined by the distributee and the Manager. If the distributee is the Manager, the determination of the Fair Value of the distributed asset requires the approval of a Majority-in-Interest.

(iv) The Gross Asset Values of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to I.R.C. Section 734(b) or I.R.C. Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(*m*). Gross Asset Values shall not be adjusted pursuant to this paragraph (iv) to the extent that an adjustment is required pursuant to paragraph (ii).

If the Gross Asset Value of an asset has been determined or adjusted pursuant to subparagraphs (i), (ii) or (iv) of this definition, the asset's Gross Asset Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset for purposes of computing Net Profit and Net Loss.

"Net Profit" and "Net Loss" mean, for each taxable year or other relevant period, an amount equal to the Company's taxable income or loss for such taxable year or other relevant period, determined in accordance with I.R.C. Section 703(a) (for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to I.R.C. Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments:

(i) Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Net Profit or Net Loss shall be added to such taxable income or loss.

(ii) Any expenditures of the Company described in I.R.C. Section 705(a)(2)(B) or treated as I.R.C. Section 705(a)(2)(B) expenditures pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Net Profit or Net Loss, shall be subtracted from such taxable income or loss.

(iii) If the Gross Asset Value of any Company asset is adjusted pursuant to subparagraph (ii) or (iii) of the Section A.2 definition of Gross Asset Value, the amount of such adjustment shall be taken into account as gain or loss from disposition of the asset for purposes of computing Net Profit and Net Loss.

(iv) Gain or loss resulting from any disposition of Company property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to

the Gross Asset Value of the property disposed of (unreduced by any liabilities attributable thereto), notwithstanding that the adjusted tax basis of such property differs from its Gross Asset Value.

(v) In lieu of the depreciation, amortization, and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation computed in accordance with the definition of Depreciation in Section A.2.

(vi) To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to I.R.C. Section 734(b) is required pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)*(m)(4)* to be taken into account in determining Capital Accounts as a result of a distribution other than in liquidation of a Member's Membership Interest, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) from the disposition of the asset and shall be taken into account for purposes of computing Net Profit or Net Loss.

"Nonrecourse Deductions" has the meaning set forth in Treasury Regulations Section 1.704-2(b)(1) and shall be determined according to the provisions of Treasury Regulations Section 1.704-2(c).

"Nonrecourse Liability" has the meaning set forth in Treasury Regulations Section 1.704-2(b)(3).

"Partner Nonrecourse Debt" has the meaning set forth in Treasury Regulations Section 1.704-2(b)(4).

"Partner Nonrecourse Debt Minimum Gain" has the meaning set forth in Treasury Regulations Section 1.704-2(i)(2) and shall be determined in accordance with Treasury Regulations Section 1.704-2(i)(3).

"Partner Nonrecourse Deductions" has the meaning set forth in Treasury Regulations Section 1.704-2(i)(1) and shall be determined in accordance with Treasury Regulations Section 1.704-2(i)(2).

"Partnership Minimum Gain" has the meaning set forth in Treasury Regulations Section 1.704-2(b)(2) and shall be determined in accordance with Treasury Regulations Section 1.704-2(d).

A.3 Capital Accounts. The Company shall determine and maintain Capital Accounts. "Capital Account" means an account of each Member determined and maintained throughout the full term of the Company in accordance with the capital accounting rules of Treasury Regulations Section 1.704-1(b)(2)(iv). Without limiting the generality of the foregoing, the following rules apply:

(a) The Capital Account of each Member shall be credited with (i) an amount equal to such Member's Capital Contributions and the Fair Value of property contributed (if permitted hereunder) to the Company by such Member, (ii) such Member's share of the Company's Net Profit, and (iii) the amount of any Company liabilities assumed by such Member or that are secured by property distributed to such Member.

(b) The Capital Account of each Member shall be debited by (i) the amount of cash and the Fair Value of property distributed to such Member, (ii) such Member's share of the Company's Net Loss, and (iii) the amount of any liabilities of such Member assumed by the Company or that are secured by any property contributed by such Member to the Company.

(c) Upon the transfer by a Member of all or part of an interest in the Company after the Effective Date, the Capital Account of the transferor that is attributable to the transferred interest carries over to the transferee and the Capital Accounts of the Members shall be adjusted to the extent provided in Treasury Regulations Section 1.704-1(b)(2)(iv)(m).

(d) In determining the amount of any liability for purposes of Sections A.3.1(a) and A.3.1(b), I.R.C. Section 752(c) and any other applicable provisions of the I.R.C. and the Treasury Regulations shall be taken into account.

(e) Except as otherwise required by Treasury Regulations Section 1.704-1(b)(2)(iv), adjustment to Capital Accounts in respect of Company income, gain, loss, deduction, and I.R.C. Section 705(a)(2)(B) expenditures (or items thereof) shall be made with reference to the federal tax treatment of such items (and, in the case of book items, with reference to the federal tax treatment of the corresponding tax items) at the Company level, without regard to any mandatory or elective tax treatment of such items at the Member level.

(f) The provisions of this Appendix and of the Agreement relating to the maintenance of Capital Accounts are intended to comply with Treasury Regulations Section 1.704-1(b)(2)(iv), and shall be interpreted and applied in a manner consistent with such Treasury Regulations. If the Manager determines that it is prudent to modify the manner in which the Capital Accounts, or any debits or credits thereto (including debits or credits relating to liabilities that are secured by contributions or distributed property or that are assumed by the Company or any Member), are computed in order to comply with such Treasury Regulations, the Manager may make such modification if it is not likely to have a material effect on the amounts distributed or to be distributed to any Member pursuant to the Agreement. The Manager shall make any adjustments that are necessary or appropriate (i) to maintain equality between the Capital Accounts of the Members and the amount of Company capital reflected on the Company's balance sheet, as computed for book purposes, in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(g), and (ii) if unanticipated events (for example, the acquisition by the Company of oil or gas properties) might otherwise cause this Agreement not to comply with Treasury Regulations Section 1.704-1(b).

(g) The provisions of the proposed Treasury Regulations published on January 22, 2003 (68 Fed. Reg. 2930), as they may subsequently be modified or adopted as temporary or final Treasury Regulations, shall apply with respect to any noncompensatory options issued by the Company.

A.4 Allocations of Net Profit and Net Loss

A.4.1 In General

(a) Net Profit. Net Profit for any period (excluding tax items allocated pursuant to Sections A.4.2 and A.4.3) shall be allocated as follows:

(i) First, Net Profit shall be allocated to the Members to the extent of and in proportion to the excess, if any, of (i) the cumulative Net Loss allocated pursuant to Section A.4.1(b) for all prior periods, over (ii) the cumulative Net Profit allocated pursuant to this Section A4.1(a) for all prior periods.

(ii) Second, any remaining Net Profit shall be allocated to the Members pro rata in accordance with their respective Percentage Interests.

(b) Net Loss. Net Loss for any period (excluding tax items allocated pursuant to Sections A.4.2 and A.4.3) shall be allocated as follows:

(i) Net Loss shall be allocated to the Members pro rata in accordance with their respective Percentage Interests, subject to the limitation in Section A.4.1(b)(ii).

(ii) No Member may receive an allocation of Net Loss that would cause the Member to have an Adjusted Capital Account Deficit at the end of the taxable year. Net Loss not allocated to a Member pursuant to this subparagraph (ii) shall be allocated to other Members according to

their relative positive Capital Account balances (calculated taking into account the adjustments described in the definition of Adjusted Capital Account Deficit).

A.4.2 Regulatory Allocations. The following special allocations shall be applied in the order in which they are listed. Such ordering is intended to comply with the ordering rules in Treasury Regulations Section 1.704-2(j) and shall be applied consistently therewith.

(a) Minimum Gain Chargeback. Except as otherwise provided in Treasury Regulations Section 1.704-2(f), notwithstanding anything to the contrary in this Section A.4, if there is a net decrease in Partnership Minimum Gain during any taxable year, each Member shall be allocated items of income and gain for that taxable year (and, if necessary, subsequent taxable years) equal to that Member's share of the net decrease in Partnership Minimum Gain, determined in accordance with Treasury Regulations Section 1.704-2(g)(2). This Section A.4.2(a) is intended to comply with the minimum gain chargeback requirement in Treasury Regulations Section 1.704-2(f) and shall be interpreted consistently therewith, including that no chargeback shall be required to the extent the requirements for requesting a waiver described in Treasury Regulations Section 1.704-2(f)(4) are met or the requirements for any other exception prescribed by or pursuant to Treasury Regulations Section 1.704-2(f) are met.

(b) Partner Nonrecourse Debt Minimum Gain Chargeback. Except as otherwise provided in Treasury Regulations Section 1.704-2(i)(4), notwithstanding anything to the contrary in this Section, if there is a net decrease in Partner Nonrecourse Debt Minimum Gain during a taxable year, then, in addition to the amounts, if any, allocated pursuant to paragraph 4.2(a), any Member with a share of that Partner Nonrecourse Debt Minimum Gain (determined in accordance with Treasury Regulations Section 1.704-2(i)(5)) as of the beginning of the taxable year shall be allocated items of Company income and gain for that taxable year (and, if necessary, for subsequent taxable years) equal to that Member's share of the net decrease in the Partner Nonrecourse Debt Minimum Gain, determined in accordance with Treasury Regulations Section 1.704-2(i)(4). This Section A.4.2(b) is intended to comply with the chargeback of partner nonrecourse debt minimum gain required by Treasury Regulations Section 1.704-2(i)(4) and shall be interpreted consistently therewith, including that no chargeback shall be required to the extent the requirements for any exceptions provided in Treasury Regulation Section 1.704-2(i)(4) are met.

(c) Qualified Income Offset. If any Member unexpectedly receives any adjustment, allocation, or distribution described in Treasury Regulations Sections 1.704-1(b)(2)(ii)(d)(4), (5), or (6), items of Company income and gain shall be specially allocated to such Member in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations, the Adjusted Capital Account Deficit of such Member as quickly as possible. An allocation pursuant to the foregoing sentence shall be made only to the extent that such Member would have an Adjusted Capital Account Deficit after all other allocations provided for in Section A.4 have been tentatively made as if this Section A.4.2(c) were not in this Appendix. This allocation is intended to constitute a "qualified income offset" within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(3) and shall be construed in accordance with the requirements thereof.

(d) Gross Income Allocation. In the event a Member has an Adjusted Capital Account Deficit at the end of any taxable year, each such Member shall be specially allocated items of Company income and gain in the amount of such Adjusted Capital Account Deficit as quickly as possible; provided that an allocation pursuant to this clause shall be made only if and to the extent that the Member would have an Adjusted Capital Account Deficit after all other allocations provided for in this Section A.4 have been made as if this Section A.4.2(d) were not in this Appendix.

(e) Nonrecourse Deductions. Nonrecourse Deductions for any taxable year shall be allocated among the Members in accordance with their Percentage Interests.

(f) Partner Nonrecourse Deductions. Partner Nonrecourse Deductions for any taxable year shall be specially allocated to the Member who bears the economic risk of loss with respect to the Partner Nonrecourse Debt to which such Partner Nonrecourse Deductions are attributable in accordance with Treasury Regulations Section 1.704-2(i)(1).

(g) Basis Adjustments. To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to I.R.C. Section 734(b) or I.R.C. Section 743(b) is required under Treasury Regulations Section 1.704-1(b)(2)(iv)(m) to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specially allocated to the Members in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such Section of the Treasury Regulations.

A.4.3 Curative Allocations. The allocations set forth in Section A.4.2 hereof (the "Regulatory Allocations") are intended to comply with certain requirements of the Treasury Regulations. The Members intend that, to the extent possible, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of Company income, gain, loss, or deduction pursuant to this Section A.4.3. Therefore, notwithstanding any other provisions of this Section A.4 (other than the Regulatory Allocations), the Manager shall make such offsetting special allocations of Company income, gain, loss, or deduction in whatever manner the Manager determines appropriate so that, after such offsetting allocations are made, each Member's Capital Account balance is, to the extent possible, equal to the Capital Account balance such Member would have had if the Regulatory Allocations were not part of the Agreement and all Company items were allocated pursuant to Section A.4.1. In exercising its discretion under this Section A.4.3, the Manager shall take into account future Regulatory Allocations under Sections A.4.2(a) and A.4.2(b) that, although not yet made, are likely to offset other Regulatory Allocations previously made under Sections A.4.2(e) and A.4.2(f).

A.4.4 Other Allocation Rules

(a) Net Profit, Net Loss, and other items shall be allocated to the Members pursuant to this Appendix A as of the last day of each taxable year, and at such times as the Gross Asset Values of Company Property are adjusted pursuant to subparagraph (ii) of the definition of Gross Asset Value.

(b) If during any taxable year any Member's Percentage Interest changes, each Member's share of Net Profit, Net Loss, and other items for such taxable year shall be determined according to their varying interests and I.R.C. Section 706(d), using any conventions permitted by law and selected by the Manager.

(c) All allocations pursuant to this Appendix shall, except as otherwise provided in this Agreement, be divided among the Members in proportion to the Percentage Interests held by each.

(d) For purposes of determining a Member's share of Company "excess nonrecourse liabilities" within the meaning of Treasury Regulations Section 1.752-3(a)(3), the Members' shares of Company profits shall be deemed to be in proportion to their respective Percentage Interests.

e) To the extent permitted by Treasury Regulations Section 1.704-2(h)(3), the Manager may treat any distribution of the proceeds of a Nonrecourse Liability or a Partner Nonrecourse Debt (that would otherwise be allocable to an increase in Partnership Minimum Gain) as a distribution that is not allocable to an increase in Partnership Minimum Gain to the extent the distribution does not cause or increase an Adjusted Capital Account Deficit for any Member.

A.5 Tax Allocations

(a) In General. Except as otherwise provided in this Section A.5, each item of income, gain, loss, and deduction of the Company for federal income tax purposes shall be allocated among the Members in the same manner as such items are allocated for book purposes under the Agreement and this Appendix.

(b) Contributed or Revalued Property. In accordance with I.R.C. Section 704(c) and the related Treasury Regulations, income, gain, loss, and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its Gross Asset Value. If the Gross Asset Value of any Company asset is adjusted pursuant to subparagraph (ii) of the definition of Gross Asset Value in Section A.2 hereof, subsequent allocations of income, gain, loss, and deductions with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Gross Asset Value in the same manner as under I.R.C. Section 704(c) and the related Treasury Regulations. Any elections or other decisions relating to allocations pursuant to this Section A.5 shall be made by the Manager in any manner that reasonably reflects the purpose and intention of this Appendix and the Agreement.

(c) Credits. Except as otherwise required by Treasury Regulations Section 1.704-1(b)(4)(ii), items of tax credit and tax credit recapture shall be allocated among the Members in accordance with their Percentage Interests.

(d) Effect of Tax Allocations. Allocations pursuant to this Section are solely for purposes of U.S. federal, state, and local taxes and shall not affect any Member's Capital Account or share of Net Profit, Net Loss, or other items or distributions pursuant to any provision of this Appendix and the Agreement.